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                      Supplement Dated November 30, 1995
                        to Prospectus Dated May 1, 1995
              for Pinnacle(TM) Flexible Payment Variable Annuity
                  issued by Integrity Life Insurance Company

             This Supplement modifies the Prospectus and should be
                    read and retained with the Prospectus.


   The Morgan Stanley Asian Growth portfolio is not available in California.